

June 16, 2021

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, California 90015

>   **Re: Pacific Ventures Group, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 10, 2021**
>   **File No. 333-253846**

Dear Ms. Masjedi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Exhibits

1. Please file the Securities Purchase Agreement and the Convertible Promissory Note related to the Tysadco Financing as exhibits to your registration statement.

2. Please have counsel revise the opinion to include the number of shares offered in your primary offering. Please also have counsel opine on the resale shares being offered by your Selling Security Holder.

General

3. In your next amendment please include the number of shares being offered and the fixed price for the shares. Please also include the fixed price for the shares being offered

by your Selling Security Holder.

Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing